Exhibit 99.1

Not for distribution or dissemination in the United States
Scotiabank Announces Plan to Buy Back Shares through Private Agreement
TORONTO, January 6, 2017 – The Bank of Nova Scotia (“Scotiabank”) (TSX, NYSE: “BNS”) today announced that it intends to purchase for cancellation up to 3,000,000 of its common shares pursuant to a private agreement between Scotiabank and an arm’s-length third-party seller.  The purchase will form part of Scotiabank’s normal course issuer bid announced on May 31, 2016, which provides authorization for the purchase of up to 12,000,000 common shares during the 12-month period beginning on June 2, 2016 and ending on June 1, 2017.  Scotiabank has filed an amendment to its notice of intention for its normal course issuer bid in connection with the proposed purchase.

The purchase will be made pursuant and subject to the terms of an issuer bid exemption order issued by the Ontario Securities Commission and will take place before April 11, 2017. In accordance with the order, Scotiabank’s purchase under this private agreement will not exceed, in the aggregate, one-third of the maximum number of shares that it may purchase under its normal course issuer bid, or 4,000,000 common shares. The price that Scotiabank will pay for common shares purchased by it under such agreement will be negotiated by Scotiabank and the third-party seller and will be at a discount to the prevailing market price of Scotiabank’s common shares on the Toronto Stock Exchange at the time of the purchase. Information regarding the purchase, including the number of common shares purchased and the aggregate purchase price, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of such purchase.
About Scotiabank
Scotiabank is Canada’s international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $896 billion (as at October 31, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

For Investor Relations enquiries only: Jake Lawrence Investor Relations Scotiabank (416) 866-5712 jake.lawrence@scotiabank.com	For media enquiries only: Debra Chan Public, Corporate and Government Affairs Scotiabank (416) 866-6443 debra.chan@scotiabank.com